UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUXOTTICA GROUP S.p.A.

REMUNERATION REPORT

In accordance with article 123-ter of Legislative Decree 58/1998, in compliance with article 84-quater of the Regulations for Issuers and article 6 of the Code of Conduct of Borsa Italiana S.p.A.

Approved by the Board of Directors on February 28, 2012

INTRODUCTION

1.               This remuneration report (the “Report”) has been prepared in accordance with article 123-ter of Legislative Decree 58/98 (the Italian Consolidated Financial Law) and article 84-quater of the Regulations for Issuers, as well as in compliance with the Code of Conduct for companies quoted on the Borsa Italiana S.p.A (the “Code of Conduct”).

2.               The Report is divided into two Sections.

3.               Section 1 of the Report describes the policy of Luxottica Group S.p.A. (“Luxottica” or the “Company”) and its controlled companies pursuant to article 93 of the Italian Consolidated Financial Law (the “Group”) on the remuneration (the “Remuneration Policy”) of:

(a)               the members of the board of directors, differentiating between executive directors and non-executive directors of the Company;

(b)              the general directors of the Company;

(c)               the executives with strategic responsibilities in Luxottica (meaning those that have the direct or indirect power and responsibility to plan, direct and control the activities of the Company according to the definition provided on the subject in Annex 1 of the CONSOB regulation on transactions with related parties adopted with resolution no.17221 of March 12, 2010), identified by the Chief Executive Officer each time on the recommendation of the General Manager of Central Corporate Functions and the Director of Human Resources of the Company, with the exception of the auditors; and

(d)              the top management (Senior Managers) of the Group.

4.               The procedures adopted by the Company for preparation and approval of the Remuneration Policy are also set forth, as well as identifying those committees and individuals responsible for implementation of this policy.

5.               The Remuneration Policy, approved by the Board of Directors on the proposal of the Human Resources Committee on October 24, 2011 (according to the recommendations set forth in the Code of Conduct) and subsequently supplemented by the Board of Directors on the proposal of the Human Resources Committee on February 28, 2012 in light of CONSOB resolution no. 18049 of December 23, 2011, may be subject to revision and updating by the Board of Directors upon the proposal of the Human Resources Committee, which will regularly assess its adequacy, overall coherence and actual application.

6.               Section II of the Report includes the various components that comprise the remuneration of the persons listed in the categories above in sub 3(a) – (d) and the members of the Board of Statutory Auditors of Luxottica (the “Auditors”) together with an analysis of all the components of remuneration paid to these individuals during fiscal 2011 by the Company and its subsidiaries, as well as its associated companies.

7.               This Report (i) contains specific tables that disclose the positions held in the Company and its subsidiaries by the Directors, Auditors, general directors and executives with strategic responsibilities (as well as by persons closely connected to them) in accordance with article 84-quater, paragraph 4, of the Regulations for Issuers; and (ii) contains a specific table that discloses information on the financial instruments and/or Luxottica shares granted under the plans approved pursuant to article 114-bis of the Italian Consolidated Financial Law in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers.

8.               In accordance with the CONSOB regulation on transactions with related parties, adopted with resolution no.17221 on March 12, 2010 and the Procedure for Transactions with Related Parties adopted by the Company on October 25, 2010 and available on the Company’s website (www.luxottica.com, “Governance” section)(the “Procedure for Related Parties”), Luxottica’s adoption of the Remuneration Policy exempts the Company from applying the provisions stated in the Procedure for Related Parties requiring the adoption of Board resolutions on the remuneration for Directors performing special duties as well as executives with strategic responsibilities, pursuant to article 13 of the applicable CONSOB regulation and article 3.2(b)  of the Procedure for Related Parties.

SECTION I

REMUNERATION POLICY

1.                 PROCEDURES USED FOR THE ADOPTION AND IMPLEMENTATION OF THE REMUNERATION POLICY

1.1          Process for the preparation and approval of the Remuneration Policy

1.                 The Remuneration Policy is submitted to the Board of Directors by the Human Resources Committee for approval.

2.                 Once the Board of Directors has examined and approved the Remuneration Policy it is put to a consultative/advisory vote at the Ordinary Meeting of Stockholders.

3.                 An independent expert is involved in the preparation of the Remuneration Policy, namely the consultancy firm Hay Group Italy.

4.                 For purposes of the definition and revision of the Remuneration Policy, customary procedures and market remuneration trends are constantly analyzed and monitored, using data supplied by independent experts in aggregate form and without specific reference to specific companies.

1.2          The governance of the Company and the Remuneration Policy

1.2.1                    The Organizational System

The Group has adopted an organizational system aimed at ensuring consistency and transparency in relation to its remuneration policy. The existing model aims at guaranteeing an appropriate control of remuneration standard practices throughout the entire Group, ensuring that informed decisions are timely made at the appropriate level of the organization.

RESPONSIBILITY	AREA CONCERNED	BENEFICIARIES

Corporate	• Fixed remuneration • Variable remuneration • Long-term Incentives	• Directors who are employees • Other Executives with strategic responsibilities • Senior Managers

Regions/ Business	• Fixed remuneration • Variable remuneration • Benefits	• Other Managers • Employees of the local organizations

1.2.2                    The Human Resources Committee

1.              The Board of Directors, in accordance with the recommendations of the Code of Conduct, set up the Human Resources Committee in 2004.

2.              The Human Resources Committee which is currently in office, was appointed on April 29, 2009 and its members are Claudio Costamagna (Chairman), Roger Abravanel, Sabina Grossi and Gianni Mion, who are all non-executive directors and, with the exception of Sabina Grossi, independent directors. The Chairman Claudio Costamagna has specific and adequate expertise on financial matters, in compliance with the recommendations of the Code of Conduct. The Human Resources Committee provides advice and makes proposals, in particular, with respect to the following:

•                  offering support and assistance to the Board of Directors on the subject of remuneration, formulating proposals for the Board of Directors on the remuneration of executive directors or directors performing special duties or executives with strategic responsibilities;

•                  regularly assessing the criteria adopted for the remuneration of executives with strategic responsibilities (who are different from the Directors and the general managers), supervising their application and formulating general recommendations to the Board of Directors on this topic;

•                  formulating and/or reviewing incentive plans to be submitted to the shareholders’ meeting for approval in accordance with article 114-bis of the Italian Consolidated Financial Law and monitoring their development and application over time;

•                  identifying remuneration criteria for the Group’s top management;

•                  periodically evaluating the criteria adopted for the remuneration of the Group’s top management and supervising their application;

•                  analyzing and monitoring market standard procedures and remuneration trends with particular reference to executive directors, general managers and other executives with strategic responsibilities;

•                  assessing the organizational requirements of the Group and the actions taken in order to efficiently allocate key positions.

In the performance of its duties, the Human Resources Committee may access relevant information and Company departments as it deems necessary and may also use external consultants and independent advisors as needed.

3.              The Human Resources Committee has its own regulations approved by the Board of Directors, and all Committee decisions are required to be adopted by a favourable vote of an absolute majority of its members. The Chairman of the Board of Statutory Auditors is invited to meetings of the Committee. The minutes of Committee meetings are duly recorded by the Human Resources Director.  The Committee meets whenever the Chairman deems it necessary or upon the request of another Committee member. If the Committee deems it appropriate, executives of the Company are invited to participate so that certain topics can be discussed in detail.

4.              No Director shall take part in the meetings of the Human Resources Committee where proposals are discussed concerning his/her own remuneration.

5.              The Board of Directors, at the time it approved the Procedure for Related Parties, granted the Human Resources Committee the power to review transactions with related parties which are limited to resolutions concerning the granting of remuneration and financial benefits to the members of management and control bodies and to other executives with strategic responsibilities.

1.2.3                    The Board of Directors

1.              Without prejudice to the functions of the Human Resources Committee, the Board of Directors is responsible for: (i) approving the remuneration of directors performing special duties pursuant to article 2389, paragraph 3, of the Italian Civil Code; (ii) allocating the aggregate remuneration fixed for the Directors at the Shareholders’ Meeting, in the event this was not determined by the shareholders; and (iii) reviewing the incentive plans to be submitted for approval at the Shareholders’ Meeting and the allocation of benefits thereunder annually, normally at the Shareholders’ Meeting after approval of the financial statements.

2.              Moreover, with the assistance of the Human Resources Committee, the Board of Directors confirms that the Remuneration Policy has been implemented correctly.

2.                 PURPOSES AND PRINCIPLES OF THE REMUNERATION POLICY

1.                  The Remuneration Policy is aimed at attracting and motivating qualified professionals to pursue Company and Group objectives, as well as encouraging employee retention. Moreover, the Remuneration Policy is intended to align management’s interests with the medium- to long-term interests of shareholders while increasing the value of the Company on a sustainable basis.

2.                  Total remuneration is a combination of fixed and variable, direct and deferred, monetary and non-monetary components.

3.                  The principles which form the basis of decision making on remuneration are:

•                  developing a comprehensive remuneration package that is capable of attracting and retaining critical and deserving members of the organization of both today and tomorrow;

•                  developing plans and implementing systems based on the “pay for performance” principle that is, systems and plans based on the close correlation between remuneration and actual results - both individual and general - of the organization.

3.                 REMUNERATION COMPONENTS

3.1         Identification of the pay-mix

1.              The remuneration available for executive directors (who are also employees of the Company or Group), general managers and executives with strategic responsibilities is comprised of (i) a fixed part (see para. 3.2 below); (ii) a short-term variable part (see para. 3.3 below); and (iii) a possible medium- to long-term variable component (see para. 3.4 below).

2.              The guidelines for the composition of the fixed and variable elements of the remuneration package are defined by Human Resources management based on each segment of the employee population. With specific reference to executive directors who are also Company employees, general managers and the executives with strategic responsibilities, the Human Resources Committee defines at the Group level the pay-mix structure, determining its composition in terms of fixed and variable components, consistently benchmarking its conclusions against market trends and internal analysis.

3.              Set forth below are the principles on which the remuneration packages are based for the executive directors who are also Company employees and for executives with strategic responsibilities:

•                  balancing the fixed and variable components of the remuneration based on the Company’s strategic objectives and its risk management policy;

•                  in respect of the variable component of the remuneration:

•             establishing a proportionate weighting between the short-term variable remuneration and the long-term variable remuneration;

•             tying the payment of remuneration to performance objectives that must be predetermined, measurable and linked to the creation of value for shareholders in the medium and long term;

•             establishing maximum limits for allocation of variable components;

•             providing a vesting period for the long-term variable component (see para. 3.4 below);

•                  supplementing the remuneration package with an adequate offer of benefits, with reference to market standard practices;

•                  minimizing the use of indemnities or other compensation which is stipulated ex-ante in the event of resignation, transfer from a position, dismissal or termination of the employment relationship; and

•                  monitoring and analyzing standard remuneration procedures and best practices implemented in the reference market with the objective of ensuring a total remuneration package that is both as competitive as possible and market aligned.

3.2          Fixed remuneration

The fixed remuneration component is essentially correlated to the significance of the position (managerial complexity, nature of the objectives and uniqueness of the skills required). The Company consistently monitors market practice with respect to the components of fixed remuneration, in order to align itself with best practices and also confirms that remuneration levels are being consistently applied across the Group.

3.3          Variable remuneration: Management by Objectives (“MBO”)

1.              The variable remuneration component is aimed at rewarding the results achieved by establishing a direct connection between remuneration and short term performance.

2.              To strengthen the alignment between management’s/employees’ interests with those of the shareholders, the performance measurement references the actual results achieved by the Company or Group as a whole, by the reference business unit and by the individual.

3.              The main instrument used in connection with variable remuneration is the Management by Objectives system (“MBO”), which is primarily, however not exclusively, used for Group management and which over time has become the only formalized short-term incentive method.

4.              Annual incentives reward individuals who attain quantitative and qualitative performance objectives and take the form of a variable bonus. The main performance objective used - which is applied to all managerial positions - is EPS (Earning per Share), the weight of which in the context of the objectives assigned may vary depending on the role of the individual manager. EPS performance may be coupled with other financial indicators (for example, the DEBT/EBITDA ratio), business indicators (Net Sales, DOP — Division Operating Profit, etc.) or function objectives based on the characteristics and specific elements of various positions.

5.              The individual performance objectives must be objectively defined and measurable; they can be linked both to business managerial targets (processes/projects) as well as to organizational development targets (skills, abilities). In any case, the assigned objectives must be:

•                  specific: the goal of each objective that is to be attained must be clearly and factually stated and the expected results must also be identified;

•                  measurable: the expected results are calculated through easily understandable indicators that are based on factual evidence;

•                  results-oriented: objectives must be defined with reference to the Company’s and Group’s general strategy and long-term objectives; and

•                  time specific: intermediate steps and deadlines must be clearly and precisely defined.

6.              The performance, evaluation and communication of the level of achievement of the assigned objectives is a continuous process marked by three fundamental meetings over a twelve-month period:

•                  Definition and communication of objectives for the year (by the end of February of the reference year);

•                  Mid-year performance evaluation (halfway through the reference year), to check the level of achievement of results in the first part of the year and to define any corrective actions if required; and

•                  Final performance evaluation and communication of the level of achievement of the assigned objectives (by the end of January of the following year).

Performance objectives are reviewed by the Human Resources Committee and subsequently shared with the Board of Directors.

7.              The allocation of the variable remuneration component is subject to maximum limits, which are differentiated in accordance with the position held by the individual within the Company and the Group, the ability to influence results and the reference market. The variable remuneration target values for managers can vary from 30% to 100% of the fixed remuneration. The maximum pay-out values, on the other hand, can range from 45% to 200% of the aforementioned target values.

8.              According to the MBO system adopted by the Company, there are no deferral arrangements for more than one year for payment of the variable remuneration component and, as a rule, the variable component is generally paid in the fiscal year after the reference year, once the relevant data has been finalized. The Board of Directors may from time to time evaluate the introduction of forms of deferral for the payment of the variable remuneration component if it is deemed appropriate on account of the position held by certain key personnel and their responsibilities and subject to the opinion of the Human Resources Committee.

9.              The incentive plans for the head of internal control and the director responsible for preparing corporate accounting documents are consistent with the tasks they are entrusted with.

3.4          Variable Remuneration: Long-Term Incentives (“LTI”)

1.              The variable remuneration also has a long-term component which is mainly aimed at directing the actions of management towards achieving identified strategic objectives and retaining Group key personnel.

2.              For top managers that hold key positions within the Group, a share allocation plan linked to achieving performance objectives (Performance Shares Plan) is in place. The plan provides for beneficiaries to receive ordinary Luxottica shares free of charge, under the condition that the consolidated EPS (Earnings per Share) exceeds all the performance objectives defined by the Board of Directors at the time of allocation of the shares which are measured over a specific three-year fiscal period.

3.              Another long-term incentive mechanism used by Luxottica since 1990 are stock option plans, which are also allocated on an annual basis. These plans are aimed at retention, by providing an incentive, and are awarded to managers and employees in recognition of their potential for professional growth within the Group in the medium term.

4.              The stock option plan beneficiaries are identified from among those individuals who have had open-ended contracts of employment with the Company or one of its subsidiaries for at least one year at the date of allocation. The allocation criteria take into account the position held by the beneficiaries in the Company or in the subsidiaries, the individual performance results attained by the beneficiary in the year prior to the allocation date, and the potential for professional growth within the Group in the medium term.

5.              A vesting period of three years is provided for the stock option plans; as a rule, the vesting of these options is not dependent on the attainment of performance objectives.

6.              There are no provisions set forth for either type of long-term incentive for the directors and executives with strategic responsibilities (beneficiaries of the plans) requiring that they hold a portion of the acquired shares for any specified period. Likewise there are no provisions for deferred payment systems or any corrective arrangements ex-post. However, the Board of Directors, subject to the opinion of the Human Resources Committee, may evaluate whether to include a provision on this matter in the regulations for these incentives on the occasion of a proposal to approve long-term incentive plans in accordance with article 114-bis of the Consolidated Law on Finance.

7.              The identification of beneficiaries and the granting of rights in the context of long-term incentive plans take place annually and are generally approved by the Board of Directors after the financial statements are approved at the annual Shareholders’ Meeting.

8.              The Board of Directors, upon the recommendation of the Human Resources Committee, can submit to the Shareholders Meeting, according to article 114-bis of the Consolidated Law on Finance, proposals related to long term incentive plans of any kind (including those tied to securities), as long as they are consistent with the above-mentioned purpose and consistent with best practice in the market.

3.5          Benefits and insurance coverage (i.e. social security or pension schemes), in addition to compulsory coverage

The remuneration package for executive directors, general managers, executives with strategic responsibilities and senior managers also includes non-monetary benefits (such as, for example, company cars and telephone), as well as supplementary insurance (i.e. supplementary health insurance, etc.) with the objective of providing the most competitive remuneration package in line with the best practices available in the relevant local markets. Furthermore, in addition to life and non-professional accident insurance coverage provided for by the CCNL(1), the registration in a fund that reimburses supplementary healthcare expenses is offered in addition to the fund set forth by the CCNL.

3.6          Compensation in the event of resignation, dismissal or termination of the employment relationship

1.              With the sole exception of the Chief Executive Officer, there are no agreements between the Company and its directors, the general managers or the executives with strategic responsibilities providing for compensation in the event of resignation, dismissal or termination of the employment relationship.

2.              The payment of extraordinary benefits or compensation, at the end of the mandate or employment relationship, is not included in the Company’s and the Group’s general policy on remuneration (without prejudice, in any case, to legal obligations and/or CCNL obligations towards employees). Nevertheless, the Company may agree on special treatment with respect to a termination of

(1)  Contratto collettivo nazionale di lavoro — Italian collective labour agreement office or employment relationship for individual directors performing special duties, or general managers or executives with strategic responsibilities, if it is deemed appropriate in order to attract and retain particular professional personnel.

3.              Any termination or severance agreement must be prepared in accordance with reference benchmarks on the subject and within the limits defined by case law and standard practices in the country in which the agreement is entered into.

3.7          Non-competition agreements

1.              The Group provides for the possibility of entering into non-competition agreements with Directors, general managers, executives with strategic responsibilities and senior managers at the end of their mandate or employment relationship.

2.              In accordance with case law and standard practice, these agreements may provide for payment of compensation recorded in the Gross Annual Income (“GAI”), related to the duration and the extent of the restriction imposed by the agreement itself.

3.              The non-competition obligation should refer to the product sector in which the Group operates at the time of entering into the agreement as well as the geographical limits; the extent of the obligation also will vary depending on the position held by the individual at the time the employment relationship is terminated.

4.                 THE REMUNERATION OF THE DIRECTORS

4.1          The basic remuneration of directors

In accordance with law and the articles of association, the remuneration paid to directors for the positions they hold is determined at the Shareholders’ Meeting, and may include either the aggregate amount of remuneration to be paid or specific details on how it is to be divided among the directors.

4.2          The remuneration of directors performing special duties

1.              The remuneration of directors performing special duties is determined by the Board of Directors, on the proposal of the Human Resources Committee, at the time of their appointment or in the first meeting that follows the Committee’s appointment.

2.              In particular, the Board of Directors can decide, upon the favorable opinion of the Board of Statutory Auditors, to award additional remuneration supplementing the fixed remuneration which is generally determined at the Shareholders’ Meeting for the directors performing special duties at the time of their appointment (see para. 4.1 above).

3.              Therefore, the remuneration of directors performing special duties can be composed of: (i) an annual fixed component, which may take the special duties of the directors into consideration; and (ii) in the case of directors who are delegated specific tasks, a medium to long-term variable component (in particular, these directors may be the recipients of medium to long-term incentive plans; see para. 3.4 above). The variable component represents a significant part of overall remuneration paid to these directors

(as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 55% and 65%).

4.              Similar criteria are also relevant for general managers of the Company.

5.              In several cases special positions are held in companies controlled by Luxottica and involve the allocation of remuneration due to the time commitment required.

4.3          The remuneration of non-executive Directors

1.              The remuneration of non-executive Directors is not connected to the achievement of specific performance objectives on the part of the Company. Furthermore, these directors are not the recipients of medium to long-term incentive plans.

2.              The non-executive Directors who are members of the committees set up within the Board of Directors (namely, the Human Resources Committee and the Internal Control Committee) receive additional remuneration for these positions, which are determined by the Board of Directors, upon the favourable opinion of the Board of Statutory Auditors.

3.              The additional remuneration allocated according to the above procedure is awarded on the recommendation of the Human Resources Committee, it being clearly understood that in this case each director abstains from voting on the proposals regarding his/her own remuneration.

4.4          The remuneration of executives with strategic responsibilities

1.              The identification of the most significant members of staff is carried out by the Chief Executive Officer, after consultation with the General Manager of Central Corporate Functions and the Human Resources Director. The group of executives with strategic responsibilities includes the top managers in Italy and abroad.

2.              For the executives with strategic responsibilities, the annual variable remuneration (made up of MBO and LTI incentive plans, according to the statements above) represents a significant part of overall remuneration: as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 55% and 65%.

SECTION II

INFORMATION ON REMUNERATION

RELATED TO THE YEAR ENDED AS OF DECEMBER 31, 2011

1.      DESCRIPTION OF REMUNERATION

1.     The components that comprise the remuneration paid, for any reason and in any form, during the 2011 fiscal year in favor of the following persons are listed by name below: (i) the members of the Board of Directors; (ii) the General Manager of Central Corporate Functions, Enrico Cavatorta; and (iii) the members of the Statutory Board of Auditors; the same information is provided in the aggregate for the other executives with strategic responsibilities.

2.     Leonardo Del Vecchio (Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Chairman of the Board in accordance with article 2389, paragraph 3, of the Italian Civil Code; and (iii) limited to the first quarter of fiscal 2011, remuneration for acting as Chairman of the subsidiary company, Luxottica UK Ltd.

3.     Luigi Francavilla (Vice-Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Vice-Chairman of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; and (iii) remuneration for acting as Chairman of the subsidiary company, Luxottica S.r.l.

Additionally, Luxottica’s Board of Directors upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded 212,500 Luxottica shares to Mr. Francavilla on February 28, 2012. Although Mr. Francavilla’s employment relationship with the Company ended due to reaching age limits and in compliance with the provisions of the regulations of the above-referenced plan, he maintained the right to be allocated Company shares.

In 2011, Luigi Francavilla exercised 420,000 option rights awarded under the Delfin Plan(2) and 70,500 option rights awarded under the 2004 Stock Options Plan.

4.     Andrea Guerra (CEO) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Chief Executive Officer of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; (iii) fixed remuneration as a Director of the Company (being also an employee of the Company); (iv) MBO variable remuneration for 2011; and (v) supplemental accident insurance and other non-monetary benefits.

Additionally, Luxottica’s Board of Directors on the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded 375,000 Luxottica shares to Mr. Guerra on February 28, 2012.

(2)  Delfin Plan: incentive plan awarded in 2004 to top management of the Company by the shareholder Delfin S.à r.l, regarding 9.6 million Luxottica Group shares held by Delfin itself on the allocation date. The options became exercisable on June 30, 2006 on the basis of attaining  fixed economic objectives set forth in the Plan.

During fiscal 2011, Mr. Guerra was designated as a beneficiary of and awarded a total of 97,750 rights under Luxottica’s “2011 Performance Share Plan” incentive plan.

The remuneration for Mr. Guerra’s position as Chairman of the subsidiary company Multiopticas Internacional S.L. has been fully paid back to Luxottica.

5.     Enrico Cavatorta received: (i) “basic” remuneration as a director of Luxottica; (ii) fixed remuneration as General Manager of Central Corporate Functions of the Company (being also an employee of the Company); (iii) MBO variable remuneration for 2011; and (iv) supplemental accident insurance and other non-monetary benefits.

Mr. Cavatorta was also assigned 45 shares of the Company as a gift as part of the assignment of shares to employees of the Italian companies of the Group to celebrate Luxottica’s 50th anniversary.

Additionally, Luxottica’s Board of Directors upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2009-2011 three-year period of reference  set forth in the 2009 Performance Share Plan, awarded 112,500 Luxottica shares to Mr. Cavatorta on February 28, 2012.

During fiscal 2011, Mr. Cavatorta was designated as a beneficiary and awarded a total of 40,250 rights under Luxottica’s “2011 Performance Share Plan” incentive plan.

The remuneration for Mr. Cavatorta’s position as a Director of the subsidiary company Multiopticas Internacional S.L. has been fully paid back to Luxottica.

6.     Mario Cattaneo (Chairman of the Internal Control Committee) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as Chairman of the Internal Control Committee.

7.     Claudio Costamagna (Chairman of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica; and (ii) “additional” remuneration as Chairman of the Human Resources Committee).

8.     Ivanhoe Lo Bello, Marco Mangiagalli and Marco Reboa (members of the Internal Control Committee) received: (i) “basic” remuneration as directors of Luxottica; and (ii) “additional” remuneration as members of the Internal Control Committee.

9.     Roger Abravanel and Gianni Mion (members of the Human Resources Committee) received: (i) “basic” remuneration as directors of Luxottica; and (ii) “additional” remuneration for their participation in the Human Resources Committee.

10.   Sabina Grossi received (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for her participation in the Human Resources Committee; and (iii) supplemental accident insurance.

In 2011, Ms. Grossi’s employment relationship with the Company came to an end and, as part of her severance relating to this termination, she was paid compensation taking into consideration the number of years of service she provided to the Company.

11.   Roberto Chemello and Claudio Del Vecchio, as well as Sergio Erede, exclusively received the “basic” remuneration as directors of Luxottica. Furthermore, Mr. Chemello exercised 200,000 option rights under the Delfin Plan during fiscal 2011.

12.   Francesco Vella (Chairman of the Board of Auditors) received remuneration for his position as Luxottica’s Chairman of the Board of Auditors which was set at the shareholders’ meeting at the time of his appointment.

13.   Alberto Giussani and Enrico Cervellera (statutory members of the Board of Auditors) received the remuneration for the position of statutory auditors of Luxottica which was set at the shareholders’ meeting at the time of their appointment.

14.   The following remuneration was paid to the executives with strategic responsibilities:

(a)   with regard to the 12 executives with strategic responsibilities who are employees of the Company:

•      these executives received: (i) fixed remuneration as executives of Luxottica; (ii) variable MBO remuneration for 2011; and (iii) other non-monetary benefits;

•      with respect to one executive, employment with the Company came to an end in 2011 and, as part of the termination of employment, the executive received severance pay, which was determined by taking into consideration the number of years of service provided to the Company; moreover, it was agreed that the executive would maintain benefits under existing Stock Option plans that were previously allocated to this individual;

•      a total of 161,000 rights were allocated to 9 executives under the “2011 Performance Share Plan” incentive plan, and a total of 30,000 options were allocated to 2 executives under the 2011 Stock Option Plan;

•      as part of the assignment of shares to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary, 11 executives were assigned a total of 405 shares of the Company as gifts;

•      the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that  EPS objectives were satisfied in the 2009-2011 three-year period of reference set forth in the 2009 Performance Share Plan, awarded a total of 343,750 Luxottica shares to 7 executives with strategic responsibilities on February 28, 2012; and

•      in 2011, one executive with strategic responsibilities exercised 100,000 option rights allocated under the Delfin Plan.

(b)   with regard to the 9 executives with strategic responsibilities who are employees of the subsidiary companies:

•      these executives received: (i) fixed remuneration as employees; (ii) variable MBO remuneration for 2011; and (iii) other non-monetary benefits;

•      in one case, the executive covered the position for only a part of the year;

•      a total of 149,500 rights were allocated to 7 executives through the “2011 Performance Share Plan” incentive plan;

•      as part of the assignment of  shares to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary, one executive was assigned 30 shares of the Company as a gift;

•      the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the  2009-2011 three-year period of reference  set forth in the 2009 Performance Share Plan, awarded a total of 162,500 Luxottica shares to 5 executives with strategic responsibilities of the subsidiary companies on February  28, 2012;

•      in 2011, two executives with strategic responsibilities, who are also employees of subsidiary companies, exercised a total of 87,400 option rights allocated to them under the 2003, 2004 and 2005 Stock Option plans; and

•      in 2010, one executive with strategic responsibilities received a three-year long term incentive cash award, measured by specific business objectives.

15.   It is to be noted that the remuneration amounts stated in this report for fiscal year 2011 was determined in conformity with previous fiscal years and on the basis of principles that have been followed by the Company (and shared with the Human Resources Committee) for a considerable time in defining remuneration for Luxottica’s directors, general directors and executives with strategic responsibilities. These principles were already substantially compliant with the recommendations expressed in the Code of Conduct.

16.   A table prepared in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers is part of this report and discloses the allocation as of March 1, 2012 of 1,505,400 Luxottica Shares approved by the Board of Directors on February 28, 2012 under the 2009 Performance Share Plan.

17.   For additional details on remuneration paid, please refer to the tables below; whereas for additional details on the Company’s approved incentive plans, please see the documents and regulations published in the Governance/Remuneration/Incentive Plans section of the Company’s website www.luxottica.com.

2.     INFORMATION ON THE CONSEQUENCES OF THE TERMINATION OF EMPLOYMENT OR POSITION OF DIRECTOR AND THE EXISTENCE OF SPECIAL AGREEMENTS WITH DIRECTORS AND EXECUTIVES WITH STRATEGIC RESPONSIBILITIES

1.     Currently, with the exception of the Chief Executive Officer, and consistent with Company policy (see Section I, para. 3.6 above), there are no agreements between the Company and the directors or executives with strategic responsibilities that provide for compensation in the event of termination of employment or position in office prior to the natural expiry of any agreement (or in the case of a change-of-control transaction).

There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy agreements in the event of termination of employment. There are no agreements that provide compensation for non-competition obligations.

2.     With regard to the Chief Executive Officer, Mr. Andrea Guerra:

•      in the event of termination of employment (as he is also an employee of Luxottica) without just cause, in addition to the severance pay due in accordance with the law, the Company will pay Mr. Guerra a gross all-inclusive lump-sum amount equal to two years of the total of: (i) his fixed remuneration, understood as the sum of his fixed remuneration as an employee and the fixed remuneration for the position held; and (ii) his variable remuneration, calculated on the average of the amount allocated for this component in the prior three years of employment; and

•      these terms and conditions of pay are also applied in the event that Mr. Guerra resigns from his position as a Director either with just cause or within 60 days from verification of one or more of the following situations: (a) a substantial negative change in the delegation of duties granted to him and/or a reduction in the powers provided by this delegation; or  (b) a change in his position following a change of control of the Company.

3.     The termination of general employment with the Company or of a position as a Director of the Company is treated as follows with respect to the incentive plans allocated by Luxottica ex-article 114-bis of the Italian Consolidated Financial Law:

•      as a rule, for the ordinary plans, which are not dependent on attaining specific performance objectives, the allocated option rights expire when the Company informs the beneficiary that his or her employment is terminated with just cause or for a subjective justified reason or, in the event of disciplinary action which may lead to dismissal, at the time of receipt of notification. Additionally, these rights expire on the day that a beneficiary informs the Company of his/her withdrawal from employment. During the notice period, the possibility of exercising option rights which have vested during this period is expressly excluded; and

•      vested options are exercisable subsequent to the termination of employment in the following cases: termination of employment for reasons other than those stated in the previous paragraph and for reasons other than retirement due to age limits reached, the unfitness to carry out the job and death (or, as a non-exhaustive list of examples, in the event of: (i) consensual termination of employment; or (ii) withdrawal from employment on the part of the Company for a justified objective reason. In these cases, the options can be exercised as a rule within 90 days from the termination of employment. Once this period has elapsed, the rights expire). For additional information, please refer to the documents and regulations published in the Governance/Remuneration/Incentive Plans section of the website www.luxottica.com.

4.     The directors Messrs. Andrea Guerra and Enrico Cavatorta, employees of the Company, in addition to being beneficiaries of the incentive plans approved by Luxottica, are also beneficiaries of the Delfin Plan allocated by the shareholder Delfin S.à r.l. in 2004. The Delfin Plan provides that, in the event of termination of employment for reasons other than dismissal for just cause, option rights may be exercised within 30 days from termination of employment. In the event of dismissal for just cause, on the other hand, the allocated option rights are no longer exercisable. These provisions also apply to the beneficiaries of the plan who are executives with strategic responsibilities.

5.     The Vice-Chairman, Mr. Luigi Francavilla, is also a beneficiary of the Delfin Plan, and following the termination of his employment with the Company due to reaching age limits, he has the right to exercise the option rights allocated to him under this plan until expiration on August 30, 2014 by virtue of a specific agreement between the parties.

6.     Mr. Roberto Chemello is also a beneficiary of the Delfin Plan.  By virtue of a specific agreement, following the termination of his employment with the Company, he has the right to exercise the option rights allocated to him under this plan until the earlier of the expiry date of the Plan (August 30, 2014) or three years from the date of termination of his position as Director for any reason. Furthermore, Mr. Chemello maintains the right to exercise the stock options allocated to him under the 2004 and 2006 plans and the 2006 extraordinary plan, which can be exercised up to three years from the date of termination of the position of Director.

3.     ACTIVITIES OF THE HUMAN RESOURCES COMMITTEE IN 2011 IN BRIEF

1.     The Human Resources Committee met five times in 2011, with meetings lasting an average of approximately 2 hours, on January 24 , February 28, April 5, July 25 and October 24.

2.     The meetings were duly recorded by the Human Resources Director, Mr. Nicola Pelà, who acts as Secretary of the Committee.

3.     The main topics reviewed by the Committee are as follows:

•      examination of the new legal framework for the remuneration of Directors and executives with strategic responsibilities;

•      examination of the remuneration awarded to top management and assessing market trends and benchmarks as points of reference;

•      examination and approval of the relevant results for the purposes of finalizing and approving the Company’s 2010 incentive plans;

•      examination and approval of the incentive plans for 2011 (objectives, weighting and curve of these plans, participants and targets);

•      examination and approval of the resolution authorizing the long-term incentive plan, and in particular, of the list of beneficiaries and the number of awards and options to be allocated;

•      examination and approval of the plan to allocate ordinary Luxottica shares to a majority of employees in the Italian companies of the Group free of charge;

•      examination and approval of the Remuneration Policy; and

•      presentations by the leadership teams of the different business units of the Group.

4.     The Board of Directors approved a special allocation in the amount of 25,000 euros for fiscal 2011 in order to provide the Committee with adequate financial resources to carry out its duties.

Table 1 - Compensation paid to directors, general managers, auditors and senior managers  (in euros)

(A)	(B)	( C )	(D)	(1)		(2)		(3)		(4)	(5)	(6)	(7)	(8)
								Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee participation		Bonus and other incentives	Profit participation	Non cash benefits	Other compensation	Total	compensation* (Estimated potential value)	Indemnity for termination of position
Leonardo Del Vecchio	Chairman of the Board	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				1,131,198	(1)							1,131,198
(II) Compensation paid by subsidiary or affiliate companies				102,471								102,471
(III) Total				1,233,669								1,233,669
Luigi Francavilla	Vice Chairman	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				139,200	(2)							139,200	2,740,750
(II) Compensation paid by subsidiary or affiliate companies				657,060								657,060
(III) Total				796,260								796,260	2,740,750
Andrea Guerra	CEO	January 1, 2011- December 31 , 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				2,501,678	(3)			1,736,961		112,679	4,546	4,355,864	5,883,906
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				2,501,678				1,736,961		112,679	4,546	4,355,864	5,883,906
Roger Abravanel	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		10,000	(4)					91,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198		10,000						91,198
Mario Cattaneo	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		25,000	(5)					106,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198		25,000						106,198

(A)	(B)	( C )	(D)	(1)		(2)		(3)			(4)	(5)	(6)	(7)	(8)
								Variable non-equity compensation						Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee participation		Bonus and other incentives		Profit participation	Non cash benefits	Other compensation	Total	compensation* (Estimated potential value)	Indemnity for termination of position
Enrico Cavatorta	Director-General Manager	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				770,843	(6)			536,818	(7)		8,788	10,232	1,326,681	2,482,623
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				770,843				536,818			8,788	10,232	1,326,681	2,482,623
Roberto Chemello	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198									81,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198									81,198
Claudio Costamagna	Director	January 1, 2011- 31 December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		15,000	(8)						96,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198		15,000							96,198
Claudio Del Vecchio	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198									81,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198									81,198
Sergio Erede	Director	January1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198									81,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198									81,198
Sabina Grossi	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		10,000	(4)				295		91,493		888,186
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198		10,000					295		91,493

(A)	(B)	( C )	(D)	(1)	(2)		(3)		(4)	(5)	(6)	(7)	(8)
							Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee participation		Bonus and other incentives	Profit participation	Non cash benefits	Other compensation	Total	compensation* (Estimated potential value)	Indemnity for termination of position
Gianni Mion	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198	10,000	(4)					91,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198	10,000						91,198
Ivanoe Lo Bello	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198	20,000	(9)					101,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198	20,000						101,198
Marco Mangiagalli	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198	20,000	(9)					101,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198	20,000						101,198
Marco Reboa	Director	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198	20,000	(9)					101,198
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				81,198	20,000						101,198
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				105,000							105,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				105,000							105,000

(A)	(B)	( C )	(D)	(1)	(2)	(3)			(4)	(5)	(6)	(7)	(8)
						Variable non equity compensation						Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee participation	Bonus and other incentives		Profit Participation	Non cash benefits	Other compensation	Total	compensation* (Estimated potential value)	Indemnity for termination of position
Alberto Giussani	Auditor	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				70,000							70,000
Enrico Cervellera	Auditor	January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				70,000							70,000
Senior Managers (Aggregate compensation of 12 executives with strategic responsibilities of the Company)		January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				3,848,655		3,030,190	(10)		184,853	316,336	7,380,034	8,171,909	419,675
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				3,848,655		3,030,190			184,853	316,336	7,380,034	8,171,909	419,675
Senior Managers (Aggregate compensation of 9 executives with strategic responsibilities employed by subsidiary companies)		January 1, 2011- December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company
(II) Compensation paid by subsidiary or affiliate companies				3,019,612		3,509,710	(11)		46,003	888,744	7,464,069	5,603,510
(III) Total				3,019,612		3,509,710			46,003	888,744	7,464,069	5,603,510

(1) 81,198 euro paid as a Director; 1,050,000 euro paid as Chairman

(2) 81,198 euro paid as a Director; 58,002 euro paid as Vice Chairman

(3) 81,198 euro paid as a Director, 818,802 euro paid as CEO and 1,601,678 paid as an employee

(4) Compensation paid as member of the Human Resources Committee

(5) Compensation paid as Chairman of the Internal Control Committee

(6) 81,198 euro paid as a Director and 689,645 euro paid as an employee

(7) Of which 890 euro is in the form of shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary

(8) Compensation paid as Chairman of the Human Resources Committee

(9) Compensation paid as a member of the Internal Control Committee

(10) Of which 8,011 euro is in the form of shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary

(11) Of which 593 euro is in the form of shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 2 — Stock options granted to directors and senior managers

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
Luigi Francavilla	Deputy Chairman	Stock Option 2004 plan (bod resolution March 4, 2004)	70,500	euro	13.79	January 31, 2005 –January 31, 2013							70,500	euro	13.79	euro	22.58
		Reassigned ordinary plan 2009 non-US (bod resolution May 7, 2009)	70,000	euro	13.45	May 7, 2012 – May 7, 2018													70,000	euro	196,000
		Reassigned extra-ordinary plan 2009 non-US (bod resolution May 7, 2009)	750,000	euro	13.45	May 7, 2012 – May 7, 2018													750,000	euro	1,537,500
		Delfin plan	2,000,000	euro	13.67	June 30, 2006 – August 30, 2014							420,000	euro	13.67	euro	23.23		1,580,000
Andrea Guerra	CEO and Director	Reassigned extra-ordinary plan 2009 non-US (bod resolution May 7, 2009)	1,250,000	euro	13.45	May 7, 2012 – May 7, 2018													1,250,000	euro	2,562,500
		Delfin plan	2,000,000	euro	13.67	June 30, 2006 – August 30, 2014													2,000,000

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
Enrico Cavatorta	Chief Financial Officer, General Manager Corporate Functions and Director	Stock Option 2004 plan (bod resolution March 4, 2004)	23,500	euro	13.79	January 31, 2005 – January 31, 2013													23,500
		Reassigned ordinary plan 2009 non-US (bod resolution May 7, 2009)	70,000	euro	13.45	May 7, 2012 – May 7, 2018													70,000	euro	196,000
		Reassigned extra-ordinary plan 2009 non-US (bod resolution May 7, 2009)	550,000	euro	13.45	May 7, 2012 – May 7, 2018													550,000	euro	1,127,500
		Delfin plan	900,000	euro	13.67	June 30, 2006 – August 30, 2014													900,000
Roberto Chemello	Director	Stock Option 2004 plan (bod resolution March 4, 2004)	70,500	euro	13.79	January 31, 2005 – January 31, 2013													70,500
		Stock Option 2006 plan (bod resolution January 31, 2006)	70,000	euro	22.19	February 1, 2008 – January 31, 2015													70,000
		Stock Options extra-ordinary plan 2006 non-US (bod resolution July 27, 2006)	1,100,000	euro	20.99	June 30, 2009 – July 27, 2015													1,100,000
		Delfin plan	1,800,000	euro	13.67	June 30, 2006 – August 30, 2014							200,000	euro	13.67	euro	23.49		1,600,000

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estinated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated potential value)
Senior Managers (Aggregate amounts for 12 executives with strategic responsibilities of the Company)		Stock Option 2004 plan (bod resolution March 4, 2004)	121,000	euro	13.79	January 31, 2005 – January 31, 2013											121,000
		Stock Option 2005 plan (bod resolution February 15, 2005)	27,000	euro	16.89	January 31, 2007 – January 31, 2014											27,000
		Stock Option 2008 plan (bod resolution March 13, 2008)	95,000	euro	18.08	March 14, 2011 – March 14, 2017											95,000
		Stock Option 2009 plan non-US (bod resolution May 7, 2009)	20,000	euro	13.45	May 7, 2012 – May 7, 2018											20,000	euro	34,800
		Reassigned ordinary plan 2009 non-US (bod resolution May 7, 2009)	375,000	euro	13.45	May 7, 2012 – May 7, 2018											375,000	euro	1,063,333
		Stock Option 2010 plan non-US (bod resolution April 29, 2010)	70,000	euro	20.72	April 29, 2013 – April 29, 2019											70,000	euro	130,433
		Reassigned extra-ordinary plan 2009 non-US (bod resolution May 7, 2009)	1,400,000	euro	13.45	May 7, 2012 – May 7, 2018											1,400,000	euro	2,870,000

			Options held at the beginning of the year				Options granted during the year									Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)		(7)	(8)		(9)	(10)		(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price		Exercise period	Fair value on grant date (Estimated potential value)		Grant date	Share market price on grant date		Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
		Delfin Plan	1,350,000	euro	13.67	June 30, 2006 – August 30, 2014										100,000	euro	13.67	euro	23.30		1,250,000
		Stock Option 2011 plan non-US (bod resolution April 28, 2011)					30,000	euro	22.62	April 28, 2014 – April 28, 2020	euro	198,300	April 28, 2011	euro	22.91							30,000	euro	66,100
Senior Managers (Aggregate amounts for 9 executives with strategic responsibilities of the Company)		Stock Option 2003 plan (bod resolution March 20, 2003)	8,100	euro	10.51	January 31, 2004 – January 31, 2012										8,100	euro	10.51	usd	28.24
		Stock Option 2004 plan (bod resolution March 4, 2004)	63,900	euro	13.79	January 31, 2005 – January 31, 2013										21,300	euro	13.79	usd	28.63		42,600
		Stock Option 2005 plan (bod resolution February 15, 2005)	72,000	euro	16.89	January 31, 2007 – January 31, 2014										18,000	euro	16.89	usd	31.54		54,000
		Stock Option 2008 plan (bod resolution March 13, 2008)	50,000	euro	18.08	March 14, 2011 – March 14, 2017																50,000
		Reassigned ordinary plan 2009 non-US (bod resolution May 7, 2009)	60,000	euro	13.45	May 7, 2012 – May 7, 2018																60,000	euro	170,666
		Reassigned ordinary plan 2009 US (bod resolution May 7, 2009)	200,000	euro	15.03	June 12, 2012 – March 31, 2017																200,000	euro	533,500

			Options held at the beginning of the year				Options granted during the year							Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)		(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)		Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)
		Reassigned extra-ordinary plan 2009 non-US (bod resolution May 7, 2009)	125,000	euro	13.45	May 7, 2012 – May 7, 2018														125,000	euro	256,250
		Reassigned extra-ordinary plan 2009 US (bod resolution May 7, 2009)	700,000	euro	15.11	June 12, 2012 – June 12, 2018														700,000	euro	1,353,333
		Stock Option Extra-ordinary Plan 2004 (bod resolution October 27, 2004)	80,000	usd	18.59	January 31, 2007 – January 31, 2012								40,000	usd	18.59	usd	31.53		40,000
Total			15,541,500				30,000			euro	198,300			877,900						14,693,600	euro	12,097,915

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3A - Incentive plans awarding financial instruments (other than stock options) to directors and senior managers (Performance Share Plan)

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)	(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)
Luigi Francavilla	Deputy Chairman	PSP Plan 2009 (bod resolution May 7, 2009)	212,500	May 7, 2009 — December 31, 2011											euro	1,007,250
Andrea Guerra	Chief Executive Officer and Director	PSP Plan 2009 (bod resolution May 7, 2009)	375,000	May 7, 2009 — December 31, 2011											euro	1,777,500
		PSP Plan 2010 (bod resolution April 29, 2010)	125,000	April 29, 2010 — December 31, 2012											euro	837,500
		PSP Plan 2011 (bod resolution April 28, 2011)			97,750	euro	2,119,220	April 28, 2011 — December 31, 2013	April 28, 2011	euro	22.91				euro	706,406

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)	(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)
Enrico Cavatorta	Chief Financial Officer, General Manager—Corporate Functions and Director	PSP Plan 2009 (bod resolution May 7, 2009)	112,500	May 7, 2009 — December 31, 2011											euro	533,250
		PSP Plan 2010 (bod resolution April 29, 2010)	50,000	April 29, 2010 — December 31, 2012											euro	335,000
		PSP Plan 2011 (bod resolution April 28, 2011)			40,250	euro	872,620	April 28, 2011 — December 31, 2013	April 28, 2011	euro	22.91				euro	290,873
Senior Managers (Aggregate amounts for 12 executives with strategic responsibilities of the Company)		PSP Plan 2009 (bod resolution May 7, 2009)	343,750	May 7, 2009 — December 31, 2011											euro	1,629,375
		PSP Plan 2010 (bod resolution April 29, 2010)	181,250	April 29, 2010 — December 31, 2012											euro	1,214,375
		PSP Plan 2011 (bod resolution April 28, 2011)			161,000	euro	3,490,480	April 28, 2011 — December 31, 2013	April 28, 2011	euro	22.91				euro	1,163,493

			Financial Instruments granted in previous years and not vested during the exercise		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)	(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)
Senior Managers (Aggregate amounts for 9 executives with trategic responsibilities employed by subsidiary companies)		PSP Plan 2009 (bod resolution May 7, 2009)	218,750	May 7, 2009 — December 31, 2011											euro	1,036,875
		PSP Plan 2010 (bod resolution April 29, 2010)	175,000	April 29, 2010 — December 31, 2012											euro	1,172,500
		PSP Plan 2011 (bod resolution April 28, 2011)			149,500	euro	3,241,160	April 28, 2011 — December 31, 2013	April 28, 2011	euro	22.91				euro	1,080,386
Total			1,793,750		448,500	euro	9,723,480								euro	12,784,783

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3B - Cash Incentive plans for directors and senior managers (in euros)

			(2)			(3)
			2011 Bonus			Previous years bonuses
A	B	(1)	(A)	(B)	(C)	(A)	(B)	(C)	(4)
Name	Office	Plan	Payable/paid	Deferred	Term of deferral	Non payable	Payable/paid	Deferred	Other bonuses
Andrea Guerra	CEO	MBO	1,736,961				1,528,000
Enrico Cavatorta	Director-General Manager	MBO	535,928				470,650
Senior Managers (Aggregate amounts for 12 executives with strategic responsibilities of the Company)		MBO	3,022,179				2,280,900
Senior Managers (Aggregate amounts for 9 executives with strategic responsibilities employed by subsidiary companies)		MBO	3,509,117				1,819,637
		Long Term Incentive Cash Plan						592,689
(III) Total			8,804,185				6,099,187	592,689

Share ownership of directors, auditors and senior managers

NAME	OFFICE	COMPANY’S SHARES	SHARES HELD AS OF DECEMBER 31, 2010	SHARES BOUGHT DURING 2011	SHARES SOLD DURING 2011	SHARES HELD AS OF DECEMBER 31, 2011
Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	(1) 313,978,339		(1bis) 720,000	(1ter) 313,258,339
Luigi Francavilla	Vice Chairman	Luxottica Group S.p.A.	(2) 3,505,000	(2bis) 490,500	370,500	(2ter) 3,625,000
Enrico Cavatorta	Director - General Manager	Luxottica Group S.p.A.		(3) 45		(3) 45
Roberto Chemello	Director	Luxottica Group S.p.A.	(4) 1,077,875	(4bis) 200,000	200,000	(4ter) 1,077,875
Claudio Del Vecchio	Director	Luxottica Group S.p.A.	(5) 3,381,000			(5) 3,381,000
Sabina Grossi	Director	Luxottica Group S.p.A.	62,600			62,600
Gianni Mion	Director	Luxottica Group S.p.A.		(6) 1,500		1,500
Executives with strategic responsibilities employed by the Company (Aggregate amount held by 12 executives with strategic responsibilities)		Luxottica Group S.p.A.	180,305	(7) 100,405	100,000	180,710
Executives with strategic responsibilities employed by subsidiary companies (Aggregate amount held by 9 executives with strategic responsibilities)		Luxottica Group S.p.A.	30,818	(8) 87,430	80,400	37,848

(1) 313,253,339 shares held through Delfin S.à r.l., a company controlled by Leonardo Del Vecchio; Mr. Del Vecchio holds 98.328% of the share capital in usufructus with voting rights and owns directly the remaining 1.672%. In addition, 275,000 ADRs and 450,000 shares are held by his wife Nicoletta Zampillo

(1bis) Shares sold by Delfin S.à r.l. in execution of the Delfin incentive plan granted to certain members of senior management of the Company

(1ter) 312,533,339  shares held by Delfin S.à r.l.; 275,000 ADRs and 450,000 shares held by his wife Nicoletta Zampillo

(2) 70,100 owned by Luigi Francavilla; 70,100 owned by his wife Elisabeth Engler, 3,364,800 held in usufruct with his wife

(2bis) 420,000 shares bought under the Delfin incentive plan and 70,500 bought following the exercise of stock options

(2ter)  190,100 owned by Luigi Francavilla; 70,100 owned by his wife Elisabeth Engler, 3,364,800 held in usufruct with his wife

(3) Shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary

(4) Shares held by Filuni S.A., an entity established and controlled by Mr. Chemello

(4bis) Shares bought under the Delfin incentive plan granted to certain members of senior management of the Company

(4ter) Shares held by Filuni S.r.l., a company entirely owned by Roberto Chemello

(5)  Includes 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation

(6) Shares bought by his wife Mary Kay McCarthy

(7) Includes:

•  405 shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary

• 100,000 shares acquired under the Delfin incentive plan granted to certain members of senior management of the Company

(8) Includes:

• 30 shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica’s 50th anniversary

• 87,400 shares acquired through the exercise of stock options

In addition to the holdings disclosed in the above chart, six senior managers employed by Luxottica’s US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan (the “Plan”), a company-sponsored 401(k) savings plan for Luxottica’s US employees, beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2010, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 5,711.636 ADRs. As of December 31, 2011, the interests in the Plan beneficially owned were equivalent to 2,293.545 ADRs. During 2011, such senior managers did not make any purchases in the Plan, and for one of the six senior managers the position was considered until April 30, 2011. The ADRs beneficially owned by Plan participants are held in the form of “units” of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on US dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

Remuneration plans based on financial instruments — Performance Shares Plan 2009

Table 1 of scheme 7 of Annex 3A to Regulations for Issuers 11971/99

On February 28, 2012, the Board of Directors of Luxottica Group S.p.A. granted to 31 beneficiaries of the Performance Shares Plan 2009, approved by the Board of Directors on May 7, 2009, a total of 1,505,400 Luxottica Group shares.  These awards were made upon the recommendation of the Human Resource Committee and after the Board of Directors verified that the EPS objective for the three-year period 2009-2011 had been met.  The Performance Shares Plan which grants beneficiaries the right to receive Luxottica Group ordinary shares, without consideration, is conditioned on the Company achieving a consolidated EPS (Earning per Share) target, over a three-year period.  The performance objectives defined by the Board of Directors under this plan were approved at the Shareholders meeting held on May 13, 2008.

		BOX 1
		Instruments different from options
		Section 2 Instruments referring to current plans, granted by the board and previously approved by GM
Name or Category	Position (to be specified only for individuals listed by name)	Date of GM resolution	Description of Instrument*	No, of instruments Granted**	Date of grant	Purchase price (if any)	Market price on grant date*	Expiration date of the restriction on selling the instruments
Luigi Francavilla	Vice President of the Company	May 13, 2008	Luxottica Group shares	212,500	March 1, 2012	—	€26.709	—
Andrea Guerra	CEO of the Company	May 13, 2008	Luxottica Group shares	375,000	March 1, 2012	—	€26.709	—
Enrico Cavatorta	Director and General Manager of the Company	May 13, 2008	Luxottica Group shares	112,500	March 1, 2012	—	€26.709	—
Paolo Alberti	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	87,500	March 1, 2012	—	€26.709	—
Antonio Miyakawa	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	62,500	March 1, 2012	—	€26.709	—
Nicola Pelà	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	50,000	March 1, 2012	—	€26.709	—
Fabio d’Angelantonio	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	37,500	March 1, 2012	—	€26.709	—
Claudio Francavilla	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Massimiliano Mutinelli	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Hugo Porchia	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—

Luca Tait	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Paolo Pezzutto	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Andrea Dorigo	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Massimo Vian	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,750	March 1, 2012	—	€26.709	—
Alessio Ferraresso	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Riccardo Vaghi	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Giorgio Pradi	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	12,500	March 1, 2012	—	€26.709	—
Christopher Beer	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	37,500	March 1, 2012	—	€26.709	—
Kerry Bradley	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	56,250	March 1, 2012	—	€26.709	—
Elizabeth Digiandomenico	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	25,000	March 1, 2012	—	€26.709	—
Colin Baden	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	56,250	March 1, 2012	—	€26.709	—
Richard Shields	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	25,000	March 1, 2012	—	€26.709	—
Other executives with strategic responsibilities employed by the Company(3)		May 13, 2008	Luxottica Group shares	112,500	March 1, 2012	—	€26.709	—
Other executives with strategic responsibilities employed by subsidiary companies (5)		May 13, 2008	Luxottica Group shares	112,500	March 1, 2012		€26.709
Other employees (1)		May 13, 2008	Luxottica Group shares	11,650	March 1, 2012	—	€26.709	—

*On February 28, 2012, the date of the Board of Directors resolution, the market price of Luxottica’s Ordinary Shares was € 25.614

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 4, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER